

May 28, 2021

Randolph Altschuler
Chief Executive Officer
Xometry, Inc.
7529 Standish Place
Suite 200
Derwood, MD 20855

> **Re: Xometry, Inc.**
> **Amendment 1 to Draft Registration Statement on Form S-1**
> **File No. 377-04654**
> **Filed May 18, 2021**

Dear Mr. Altschuler:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your revised disclosure in response to our prior comment one. Please revise to state in plain language that you act as the seller to the buyer and agree to pricing in advance of sourcing the order from a manufacturer and bear the risk that a buyer is not satisfied or that the manufacturer may charge you more than anticipated to manufacturer the order.

Capitalization, page 61

2.   As discussed on page 59, please revise the pro forma as adjusted section to reflect that a portion of the offering proceeds will be used to repay debt.

Key Factors Affecting Our Performance, page 68

3.   We note your revised disclosure in response to our prior comment eight. However, the method used to calculate LTV continues to be unclear. Given that you are looking at the return in value over the lifetime of a customer, as opposed to a set period of time, please disclose the inherent risks in such predictions. Please also disclose the length of time it takes to recover the initial CAC for a group of new buyers during a defined time period, so that investors can balance this with your projected LTV calculations. Please disclose both the initial recoupment cost time period and the LTV/CAC ratio for cohorts in your prior financial periods so that investors can understand the significance of your disclosure that your LTV/CAC ratio for 12/31/2020 is 6.1x. Please provide similar comparable disclosure in your graphics which include the LTV/CAC ratio.

Business, page 104

4.   We note that you amended this section to include quotes from several of your buyers and sellers. Please tell us whether the quoted persons and companies consented to their quotes being used in this filing.

Principal Stockholders, page 140

5.   Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by the entities listed in the chart on page 140. See Item 403 of Regulation S-K.

You may contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services